SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                          Three year period ending 1997

                      FORM U-12(I)-B (THREE-YEAR STATEMENT)

  Statement Pursuant to Section 12(i) of Public Utility Holding Company Act of
     1935 by a Person Regularly Employed or Retained by a Registered Holding
        Company or a Subsidiary Thereof and Whose Employment Contemplates
                Only Routine Expenses as Specified in Rule 71(b)

         1. Name and business address of person filing statement.

                  Bill M. Guthrie, Southern Company Services, Inc., P.O. Box 2625, Birmingham, AL 35202

         2. Names and business addresses of any persons through whom the undersigned proposes to act in matters included within the exemption provided by paragraph (b) of Rule U-71.

                  None

         3. Registered holding companies and subsidiary companies by which the undersigned is regularly employed or retained.

                  The Southern Company and all subsidiary companies.

         4. Position or relationship in which the undersigned is employed or retained by each of the companies named in item 3, and brief description of nature of services to be rendered in each such position or relationship.

             The Southern Company - Vice President
             Southern Company Services, Inc. - President, Fossil/Hydro Group Alabama Power Company - Executive Vice President
             Georgia Power Company - Executive Vice President
             Gulf Power Company - Vice President
             Mississippi Power Company - Vice President
             Savannah Electric and Power Company - Vice President
             Southern Electric Generating Co. - Vice President
             Southern Electric Railroad Co. -President & Sole Director

                      Employed as President, Fossil/Hydro Group for
             Southern Company Services, Inc., and has primary responsibility for providing overall management of materials management, engineering, fuel services, operating and planning services, fossil, hydro, and bulk power operations of the Southern Electric System. The undersigned may be required from time to time to present, advocate or oppose matters affecting such company before Congress and members and committees thereof, the Securities and Exchange Commission, the Federal Energy Regulatory Commission and members, officers, or employees thereof.

         5. (a) Compensation received during the current year and estimated to be received over the next two calendar years by the undersigned or others, directly or indirectly, for services rendered by the undersigned, from each of the companies designated in item 3. (Use column (a) as supplementary statement only.)

                           Salary or other
                           compensations
Name of  received          to be            Person or company from whom received
recipient                                   received or to be received
            (a)                 (b)
Bill M.  $477,524.94   1995     N/A*             Southern Company Services. Inc.
Guthrie  $678,652.42   1996
         $662,645.13   1997

* Retiring 6/1/98.  Filing supplemental statement only for period ending 1997.

           (b)    Basis for compensation if other than salary.

          6. (To be answered in supplementary statement only.) Expenses incurred by the undersigned or any person named in item 2, above, during the calendar year in connection with the activities described in item 4, above, and the source or sources of reimbursement for same.

           (a) Total amount of routine expenses charged to client:  $  None

           (b) Itemized list of all other expenses:  None

Date January 28, 1998                       (Signed) /s/  Bill M. Guthrie